UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    000-32333


                                  CUSIP NUMBER







(Check One):

[ ] Form 10-K     [ ] Form 20-K  [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  06-30-2005
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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-K

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -  REGISTRANT INFORMATION

Winsted Holdings, Inc.
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Full name of registrant

Indiginet, Inc.
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Former name if applicable

5000 Birch Street, Suite 3000
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Address of principal executive office (Street and number)

Newport Beach, CA 92660
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City, state and zip code

PART II - RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    |  (b)  The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] |       will be filed on or before the 15th calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, 10-QSB, or portion thereof will be filed on or
    |       before the fifth calendar day following the prescribed due date; and
    |
    |  (c)  The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-k, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


     The Registrant requires additional time to review and complete form 10-QSB. The Registrant will file its Quarterly Report on Form 10-QSB as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Mark Ellis                                   (949)              476-3711
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     (Name)                                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
    no, identify report(s).      [X] Yes      [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes      [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects the following results to be reported in its Form 10-QSB for the period ended June 30, 2005. Please note that the Company's outside accounts have not finished their review of these financials statements, and these results are preliminary only and subject to revision:

Revenue
-------
Revenue for the three months ended June 30, 2005 was $150,000, an increase of $140,515 compared to revenue of $9,485 for the three months ended June 30, 2004. During the current period, the Company began to earn revenue from a consulting contract with Medspa Solutions which calls for fees of $50,000 per month. The Company owns 100% of Medspa Solutions.

Stock compensation expense
--------------------------
Stock compensation expense was $410,389 for the three months ended June 30, 2005, a decrease of $227,207 compared to stock compensation expense of $637,596 for the three months ended June 30, 2004. The Company had agreements with several outside consultants during the prior year which were not in place in the current period.

Sales, general, and administrative expense
------------------------------------------
Sales, general and administrative expense was $291,402 in the period ended June 30, 2005, compared to $292,906 in the comparable period of the prior year. The primary components of sales, general, and administrative expenses during the six months ended June 30, 2005 were accounting and legal fees of $94,449, officer salary of $87,073, and rent of $18,945.

Depreciation
------------
Depreciation expense remained approximately the same for both periods: $47,222 for the three months ended June 30, 2005, and $46,935 for the prior period.

Investment expense
------------------
Investment expense was $95,200 for the three months ended June 30, 2005, compared to $34,001 for the three months ended June 30, 2004. The reason for the increase was a write-down of the investment in Nu-Image Medspa. During the period, the Company made a cash investment of $95,200 in Nu-Image Medspa, a company controlled by Winsted's chief executive officer.

Interest income / expense
-------------------------
During the three months ended June 30,  2005,  the Company had interest  expense
(net) of $3,218 compared to interest expense (net) of $3,338 during the prior period.

Net Loss
--------
For the reasons above, for the three months ended June 30, 2005, the Company had a net loss of $697,431, a decrease of $307,560 compared to a net loss of $1,004,991 during the three months ended June 30, 2004.



                             Winsted Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 16, 2005               By:  /s/ Mark Ellis
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